UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)(*)

                                Joe's Jeans Inc.
                                ----------------
                                (Name of Issuer)

                     Common Stock, par value $0.10 per share
                         ------------------------------
                         (Title of Class of Securities)

                                    47777N101
                                 --------------
                                 (CUSIP Number)

                                Windsong DB, LLC
                               1599 Post Road East
                               Westport, CT 06880
                            Telephone: (203) 310-3600

                                 with a copy to:

                                  Nazim Zilkha
                                White & Case LLP
                           1155 Avenue of the Americas
                               New York, NY 10036

           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                February 3, 2010
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

--------------------
CUSIP No.  47777N101
--------------------

1.      Names of Reporting Persons.
-----   ------------------------------------------------------------------------
        I.R.S. Identification Nos. of above persons (entities only).
        Windsong DB, LLC
-----   ------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
-----   ------------------------------------------------------------------------
3.      SEC Use Only
-----   ------------------------------------------------------------------------
4.      Source of Funds (See Instructions)
-----   ------------------------------------------------------------------------
5.      Check if Disclosure of Legal Proceedings Is Required Pursuant to
        Items 2(d) or 2(e)                                                   [ ]
-----   ------------------------------------------------------------------------
6.      Citizenship or Place of Organization  Delaware
--------------------------------------------------------------------------------
Number of Shares    7.     Sole Voting Power
Beneficially               2,941,552
Owned by Each       ----   -----------------------------------------------------
Reporting           8.     Shared Voting Power
Person With                0
                    ----   -----------------------------------------------------
                    9.     Sole Dispositive Power
                           2,941,552
                    ----   -----------------------------------------------------
                    10.    Shared Dispositive Power
                           0
--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person
        2,941,552
-----   ------------------------------------------------------------------------
12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)
-----   ------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11) 4.8%(1)
-----   ------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)
        CO
--------------------------------------------------------------------------------
(1) Based upon 61,612,826 shares of Common Stock issued and outstanding as reported by the Issuer in its annual report on Form 10-K filed with the SEC for the fiscal year ended November 30, 2009.

This Amendment No. 2 ("Amendment No. 2") to the statement on Schedule 13D filed on December 29, 2006 with the Securities and Exchange Commission (the "SEC"), as amended by Amendment No. 1 filed with the SEC on July 11, 2007 (the "Schedule 13D"), is filed with respect to the common stock, par value $0.10 per share (the "Common Stock") of Joe's Jeans Inc. (f/k/a Innovo Group Inc.), a Delaware corporation (the "Issuer"). Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

Except as expressly provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

     (a) and (b) The information contained on the cover pages of this Amendment No. 2 is incorporated herein by reference. Windsong has (i) beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) and (ii) sole power to vote or direct the vote and sole power to dispose or direct the disposition of 2,941,552 shares of Common Stock, which represents approximately 4.8% of the shares of Common Stock issued and outstanding as of February 19, 2010.

     (c) The type of transaction, transaction date, number of shares, and price per share for all transactions in the Common Stock by Windsong within the last 60 days are set forth on Exhibit A attached hereto and incorporated herein by reference. All trades by Windsong were done in the open market.

     (d) Not applicable.

     (e) As of the close of business on February 19, 2010, Windsong ceased to be subject to beneficial ownership filing requirements under Section 13 of the Exchange Act, as amended, as its beneficial ownership of Common Stock was as of that date and is as of the date hereof below 5% of the shares of Common Stock issued and outstanding.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 25, 2010

                                                       WINDSONG DB, LLC


                                                       By:  /s/ William Sweedler
                                                           ---------------------
                                                       Name:  William Sweedler
                                                       Title: Authorized Officer

                                                                       Exhibit A

                        TRANSACTIONS BY WINDSONG DB, LLC

                Transaction Activity
Trade Date           (Buy/Sell)          Quantity (#)     Price ($)
------------   ----------------------   --------------   -----------
1/15/2010               Sell               25,000          1.60
1/19/2010               Sell               105,200         1.61
1/20/2010               Sell               62,541          1.65
1/21/2010               Sell               45,374          1.75
1/22/2010               Sell               15,827          1.70
1/26/2010               Sell               84,926          1.72
1/27/2010               Sell               35,800          1.66
1/28/2010               Sell                4,500          1.70
2/3/2010                Sell               325,250         1.79
2/4/2010                Sell               498,833         1.87
2/5/2010                Sell               111,161         1.77
2/8/2010                Sell               105,700         1.88
2/9/2010                Sell               212,998         1.99
2/10/2010               Sell               90,000          2.06
2/11/2010               Sell               69,800          2.07
2/12/2010               Sell               29,800          2.02
2/16/2010               Sell               159,493         2.14
2/17/2010               Sell               65,000          2.06
2/18/2010               Sell               77,241          2.09
2/19/2010               Sell               176,329         2.15